UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)*

Altisource Asset Management Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
02153X108
(CUSIP Number)
William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 21, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
William C. Erbey (“Mr. Erbey”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
805,749(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
805,749(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
805,749(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.09%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Includes 805,749 shares of common stock held by E. Elaine Erbey, Mr. Erbey’s spouse, for which Mr. and Mrs. Erbey claim shared voting and dispositive power.

1	NAMES OF REPORTING PERSONS
E. Elaine Erbey (“Mrs. Erbey”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
805,749(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
805,749(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
805,749(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.09%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(2)	Includes 805,749 shares of common stock held by Mrs. Erbey for which she and Mr. Erbey share voting and dispositive control.
*
The ownership percentage for each Reporting Person is based upon 2,061,411 shares outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) originally filed jointly by William C. Erbey (the “Principal Reporting Person”), FF Plaza Limited Partnership, Delaware Permanent Corporation, Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”), and Erbey Holding Corporation, Inc., a Delaware corporation (“Erbey Holding”), with the Securities and Exchange Commission on January 8, 2013 (as amended by Amendment No. 1 originally filed on March 5, 2015, Amendment No. 2 originally filed on April 12, 2016, Amendment No. 3 originally filed on November 23, 2016, Amendment No. 4 originally filed on December 8, 2017, Amendment No. 5 originally filed on March 6, 2019, Amendment No. 6 originally filed on May 20, 2019, and Amendment No. 7 originally filed on May 19, 2021 (“Amendment No. 7”), the “Schedule 13D”). This Amendment No. 8 is filed by the Principal Reporting Person and E. Elaine Erbey (collectively, the “Reporting Persons”).

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share (“Common Stock”), of Altisource Asset Management Corporation, a company organized under the laws of the U.S. Virgin Islands (the “Issuer”).

This Amendment No. 8 is being filed to reflect Mrs. Erbey once again becoming a Reporting Person and a change in the form of ownership of Mr. Erbey.  Since the filing of Amendment No. 7, Mr. Erbey transferred 83,427 shares of Common Stock to Salt Pond, and Carisma Trust transferred 26,293 shares of Common Stock to Salt Pond.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows:

Effective as of July 21, 2022, Mrs. Erbey, as buyer, and Salt Pond, as seller, entered into a purchase and sale agreement (the “Purchase Agreement”) providing for the purchase by Mrs. Erbey of 805,749 shares of Common Stock at an aggregate purchase price of $8,065,547.49 (the “Purchase Price”). Mrs. Erbey paid the Purchase Price with a promissory note in favor of Salt Pond as lender (the “Promissory Note”).  The Promissory Note matures on July 20, 2027, and is secured by a pledge agreement effective as of July 21, 2022 (the “Pledge Agreement”) whereby Mrs. Erbey has pledged the 805,749 shares of Common Stock purchased pursuant to the Purchase Agreement as collateral for the repayment of the Promissory Note.

The descriptions of the Promissory Note and Pledge Agreement are not complete, and reference is made to Exhibits 1 and 2, respectively, hereof, which are incorporated by reference into this Item 3 in their entirety.

As a result of the transactions described in Items 1 and 3, Christiansted Trust, Salt Pond, Erbey Holding, Carisma Trust and Venia, LLC all ceased to be Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.  For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 2,061,411 shares of Common Stock outstanding as of May 6, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022.

(b)          The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c)          Transactions within last 60 days: See Item 3.

(d)          Not applicable.

(e)          See Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by incorporating by reference therein the information contained in Item 3 of this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
1.	Promissory Note, effective as of July 21, 2022, by E. Elaine Erbey in favor of Salt Pond Holdings, LLC.
2.	Pledge Agreement, effective as of July 21, 2022, by and between E. Elaine Erbey and Salt Pond Holdings, LLC).
3.	Joint Filing Agreement, dated as of July [26], 2022, by and between William C. Erbey and E. Elaine Erbey.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2022

/S/ William C. Erbey
William C. Erbey

/S/ E. Elaine Erbey
E. Elaine Erbey